

News Release

TSX:RMX | NYSE AMEX:RBY February 29, 2012

RUBICON MINERALS ANNOUNCES CLOSING OF $200 MILLION BOUGHT DEAL FINANCING

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) (the "**Company**" or "**Rubicon**") is pleased to announce that it has closed its previously announced bought deal equity financing of 49,000,000 common shares of the Company at a price of Cdn$4.10 per share for aggregate gross proceeds to the Company of Cdn$200,900,000.

The Company plans to use the net proceeds from the offering to advance the development of the Phoenix Gold Project and for working capital and general corporate purposes.

The common shares were offered by way of a short form prospectus filed in all of the provinces of Canada, other than Québec, pursuant to National Instrument 44-101 – *Short Form Prospectus Distributions* and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States *Securities Act of 1933,* as amended (the "**U.S. Securities Act**").

This press release is not an offer or a solicitation of an offer of common shares for sale in the United States. The common shares have not been and will not be registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration or an applicable exemption from registration.

RUBICON MINERALS CORPORATION
“David W. Adamson”
President & CEO

Forward Looking Statements

This news release contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements often, but not always, are identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "targeting" and "intend" and statements that an event or result "may", "will", "should", "could", or "might" occur or be achieved and other similar expressions.

The forward-looking statements that are contained in this news release are based on various assumptions and estimates by Rubicon and involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause the actual results to differ include: risks relating to fluctuations in the price of gold; the inherently hazardous nature of mining-related activities; uncertainties concerning resource estimates; results of exploration; availability of capital and financing on acceptable terms; inability to obtain required regulatory approvals; unanticipated difficulties or costs in

PR12-02B For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6

any rehabilitation which may be necessary; market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions. The material assumptions upon which such forward-looking statements are based include, among others: that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Company's August 8, 2011 technical report (the "Technical Report") will be realized; that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report; assumptions regarding general market conditions, timing and receipt of regulatory approvals; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; and the ability of third-party service providers to deliver services in a timely manner. Although Rubicon has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ. Forward-looking statements contained herein are made as of the date of this news release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

PR12-02B For more information, contact Bill Cavalluzzo, VP-Investor Relations, Toll free: 1.866.365.4706
E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC, CANADA V6C 2V6